04/15/2008



Ms Beverly Singleton
Staff Accountant
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Reference: Sec Comment letter dated 8/10/07; Form 10KSB 12/31/06

Reference below; please find our comments on your letter of same above


General

Item 1.-Your comment is noted and we will include the directors as commented on the amended form 10-KSB.

Item 2.-Your comment is noted and we are bringing all filings current, plus going forward filings will be on a timely basis.


Business Development

Item 3. Your comment is noted and amended below

        Management has been laying the groundwork over the past year so that the company can grow at a faster pace in the coming year. The Registrant has contracted Mr. Ray Francis, an experienced engineer to head the UnderSea Resort and Residence design. This addition has allowed the Registrant to solve many of the naval engineering problems originally presented by the project. Mr. Francis brings to the table over 40 years of maritime experience in the maritime industry. Mr. Francis talents will help facilitate a design that benefits the customers safety, maximizes the openness and space of the facility, and maintains the primary focus of human contact with marine life. The design capability incorporated with managements experience in the hospitality industry, plus eight years of study and trial and error, should enable the Registrant to overcome many of the obstacles in finalizing two naval engineered designs for the Undersea Resort and Residence.

        The Registrant has contracted Mr. Clive Jones, a former senior executive with Economic Research Associates, to assist with the business development. Mr. Jones has over 40 years of experience in worldwide leisure travel and tourism development, and he was the visionary behind of many landmark resorts and theme parks.

        The Registrant is aware the development of the UnderSea Resort and Casino is carries a high degree of financial risk in successful and economic completion. Such a development has never been undertaken by the Registrant or its management which deems a much higher risk of successful completion than if the Registrant had previously developed such projects in the past.

 Item 4. - Your comment is noted and amended below:

        The Registrant plans to build the first UnderSea Resort & Casino, the first Undersea Residence, and the first Residence Fractional Ownership. The first development will be the residence and the fractional ownership, and the project will be financed from pre-selling individual units. The Registrant estimates that the average residential development should generate approximately $600 million while the total development cost should run around $460 million. Therefore, the management believes that the project has a great chance of success. Further, the Registrant is in discussions with leaders in the timeshare and fractional unit industry to explore the possibility of a partnership or contractual arrangement with the Registrant. The possibilities in this industry are tremendous, because demand for oceanic properties is the highest it has ever been and the supply is scarce. The undersea residences have the entire ocean available with no purchase costs, and without the limitations of land.


Legal Proceedings

 Item 5. - Your comment is noted and amended below:

        In 2003, the Registrant obtained a judgment against I.M.O.I.L, Gisella Manciniand Quirino Caparelli in the amount of $2.7 million. The company has retained legal counsel in Florida to execute the judgment. There is a high uncertainty that the judgment will be collected so therefore it has not been included in the financial statements. During the years periods ending in both 2005 and 2006, there was no activity on collecting the judgment.


Managements Discussion and Analysis

Item 6, 7, and 8- Your comments are noted and the section will be revised as follows:

         The Registrant intends to take advantage of any reasonable business proposal presented which management believes will provide the Registrant and its stockholders with a viable business opportunity. The board of directors will make the final approval in determining whether to complete any acquisition, and unless required by applicable law, the articles of incorporation or bylaws or by contract, stockholders approval will not be sought.

            The Registrant plans to build the first UnderSea Resort & Casino, the first Undersea Residence, and the first Residence Fractional Ownership. The first development will be the residence and the fractional ownership, and the project will be financed from pre-selling individual units. The Registrant estimates that the average residential development should generate approximately $600 million while the total development cost should run around $460 million. Therefore, the management believes that the project has a great chance of success. The possibilities in this industry are tremendous, because demand for oceanic properties is the highest it has ever been and the supply is scarce. The undersea residences have the entire ocean available with no purchase costs, and without the limitations of land.

        During the twelve months forward the Registrant plans to complete the development phase of the Undersea Resort and finalize plans for securing the financing and construction of the resort. The Registrant will secure the yard to build the resort and contract for its construction. The beginning of construction is dependent on the Registrant completing it plan of financing and contracting for the construction both of which will highly impact the Registrants ability to carry out its business plan.

          The investigation of business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and will require the Registrant to incur costs for payment of accountants, attorneys, and others. If a decision is made not to participate in or complete the acquisition of a specific business opportunity, the costs incurred in a related investigation will not be recoverable. Further, even if an agreement is reached for the participation in a specific business opportunity by way of investment or otherwise, the failure to consummate the particular transaction may result in the loss to the Registrant of all related costs incurred.

Item 9. Your comments are noted and our response is noted below:

        The acquisition of the restaurants are clearly defined in the footnotes of the financial statements and the Statement of Business in the body of the 10-KSB. As their operation were discontinued and clearly state in the filing we do not feel it is appropriate to include in the Plan of Operations section.


Risk Factors Connected with Plan of Operations

Item 10. Your comment is noted and the following will be added to the Plan of Operations section:

        On August 1, 2006 the company assigned the lease at 3160 Danville Blvd., Suite A, Alamo, CA to a non affiliated third party. The lease held by the Company was terminated and discontinued the operations of the restaurant. On August 1, 2006 the Company subleased their location at 500 Bollinger Canyon Way, Suite A-17 through an assignment of their lease and discontinued the operations of the restaurant. The Company continues to be liable for the primary lease until the lease expires. In discontinuing the operations of both restaurants, no tangible physical assets were assumed or relinquished in association with the transaction.

        On January 9, 2006 the Company entered into a lease at 3160 Danville Blvd. Suite A, Alamo, CA consisting of 4,500 square feet for a restaurant. The duration of the lease is 10 years with a renewable option for 5 more years. The monthly rent on the space is $ 8,500 plus taxes and common area charges. Monthly rental may be adjusted on an annual basis. On August 1, 2006, the Company assigned the lease to a non-affiliated third party and terminated the original lease, relieving the Company of any future obligation.

        On April 10, 2006 the Company entered into a lease consisting of approximately 2,450 square feet for a restaurant in Roman CA. The duration of the lease is 10 years. On August 1, 2006 the Company discontinued its operations in the restaurant business. As a result, the Company assigned the lease to a non-affiliated third party on a sub lease basis. The Company is still fully obligated to the terms of this lease. However, the non affiliated party will assume all its payments. Under the terms of the agreement, the sub-lessee pays the monthly lease of $ 5,400 per month for the duration of the lease plus an additional 60 equal monthly installments of $1,500 to the Company.

Item 11.- Your comment is noted and the section will be amended as below:

        The Registrant has incurred net losses: $798,862 for the fiscal year ended December 31, 2005 and $ 904,233 for the fiscal year ended December 31, 2006 including discontinued operations loss of $ 11,516. The Registrants current liabilities exceed its current assets by $ 62,221 as of December 31, 2005 and $ 114,027 as of December 31, 2006. At December 31, 2006, the Registrant had an accumulated deficit of $11,886,789 resulting from previous operations including previous hospitality businesses. This raises substantial doubt about the Registrants ability to continue as a going concern.

        None of the officers, directors or shareholders has advanced money to the Registrant in the form of loans or lines to credit. The registrant does not have any lines of credit from any financial institutions.


Critical Accounting Policies

Item 12. - Your comment is noted and the below will be included in the text:

        The SEC has issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"); suggesting companies provide additional disclosure and commentary on their most critical accounting policies. In FRR 60, the Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of a companys financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, the Registrants most critical accounting policies include the use of estimates in the preparation of financial statements. The methods, estimates and judgments the Registrant uses in applying these most critical accounting policies have a significant impact on the results the company reports in its financial statements.

	The preparation of these financial statements requires the Registrant to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Registrant evaluates these estimates, including those related to revenue recognition and concentration of credit risk. The Registrant bases its estimates on historical experience and on various other assumptions that is believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

       The Company accounts for the underwater sea resort and ship development costs in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company reviews its long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used in measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.


Change and Disagreements with Accountants on Accounting

Item 13. - Your comment has been noted and this section will be removed from the 10-KSB/A


Controls and Procedures

Item 14.  Your comment is noted and the text will be amended as follows:

        Within the 90 days prior to the end of the period covered by this report, the Registrant carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended ("Exchange Act"). This evaluation was done under the supervision and with the participation of the Registrants Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, he concluded that the Registrants disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to satisfy the Registrants disclosure obligations under the Exchange
Act.

Report of Independent Registered Accountant

Item 15. - Your comment is noted and we are not aware of any policy that requires the independent accountant is required to be licensed in the state of the home office of the company which they audit. Please provide us with your reason for the comment.


Statement of Operations

Item 16.  Your comment is noted and we have amended the data as noted below.
We have restricted the loss per share to 3 decimal points as 2 would not express the results accurately to the reader:

Earnings per share:
Loss from continuing operations      $( 0.004)    $( 0.004)
Loss from discontinued operations    $(0.0001)    --

Net loss                             $( 0.005)    $( 0.004)

Item 17. Your comment is noted below and we have changed all rental income to be reflected in Other Income instead of Rental Income. Please note the rental income is from the building owned by the Company and not the income from the restaurant properties as noted in your comment.

	                                      2006                    2005
Income                                        $ --                    $ --

General and administrative expense         863,546                 785,513
Depreciation                                32,042                   7,090
--------------------------------------------------------------------------
Total operating expenses                   895,588                 792,603

Loss from operations                      (895,588)               (792,603)

Other Income(Expense)
  Interest expense                         (40,670)                 (6,259)
  Other income                              49,875                      --
  Other expense                             (6,334)                     --
---------------------------------------------------------------------------
     Total other income (expense)            2,871                  (6,259)

       Loss from continuing operations    (892,717)               (798,862)

     Net loss from discontinued operations (11,516)                     --
---------------------------------------------------------------------------

     Net loss                            $(904,233)             $ (798,862)


Statement of Stockholders Equity

Item 18. - Your comments are noted below. In response the cancelled shares are part of the net shares in "Stock issued for services" and the shares issued for fixed assets and debt are non cash items so are not included in the statement of cash flows.

Shares for service
  cancelled  @
  $0.03 per
   share               (530,000)  (2,650)   (13,250)   --  --  --  --  (15,900)

Shares issued for
fixed assets @0.015
  per share             266,666    1,332      6,668    --  --  --  --    8,000

Shares cancelled
 for debt @$0.01 per
  share              (4,000,000) (20,000)   (20,000)   --  --  --  --  (40,000)


Statement of Cash Flows

Item 19.-Your comment is noted and reflected in the changes to the statement of cash flow as noted below:

CASH FLOW FROM INVESTING ACTIVITIES:
      Purchase of building                           --        (150,000)
      Purchase of vehicle                            --         (45,307)
      Cash used on development costs           (372,205)             --
        ----------------------------------------------------------------
      Net cash used in investing activity of   (372,205)       (195,307)

CASH FLOW FROM FINANCING ACTIVITIES:
      Repurchase of common stock                 (1,000)           (116)
      Common stock issued for cash              609,720         581,574
      Payments on mortgage payable              (10,836)             --
      -----------------------------------------------------------------
  Net cash provided by financing activities of  597,884         581,458


Supplemental schedule of non monetary transactions
     Shares issued for notes
     3,400,000 shares @ 0.03 per share        $          --        $ 102,000

   Shares issued for loan repayment
    10,000,000 shares @ $0.005 per share      $          --         $ 50,000

   Mortgage on building 		      $          --        $ 600,000


Description of Business

Item 20.-Your comment is noted. -Our business prior to the discontinuance of our restaurant operations consisted of the development of the underwater resort and casino, and restaurant operator. During 2006, we discontinued one aspect of our business but continue the other aspect. Consequently, we do not believe the discontinuance of the restaurant operations and now primarily focusing on our underwater resort and casino would subject us under SFAS No. 7 since the underwater resort and casino has been a part of our business plans for the last several years and is not a new business we just begun pursuing.

Loss per Share
Item 21.-Your comment is noted and the following is to be reflected in the section as noted below:

        Loss per share - Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Basic loss per share reflects the amount of losses for the period available to each share of common stock outstanding during the reporting period, while giving effect to all dilutive potential common shares that were outstanding during the period, such as stock options and convertible securities. As of December 31, 2006 and 2005, the Company had no issuable shares qualified as dilutive. Had there been dilutive securities they would be excluded from the loss per share calculation because their inclusion would be antidilutive.


Related Party Transactions

Item 22- Your comment is noted. The shares in question were returned for a note by the President of the Company and were reissued to a non related party in satisfaction of the note. As this transaction was effected in the same financial period and the shares were not cancelled, the transaction would not be reflected in the statement of cash flows.

In 2005, the President of the Company was issued 7,000,000 shares to reduced accrued salary of $ 112,500.

On January 2006 the President of the Company returned 300,000 shares of common stock and received $ 15,000 in cash. The shares were cancelled.

On August 2006 the President of the Company returned 7,166,425 shares to the Company for a note payable of $ 214,993. The shares were cancelled.

On November 21, 2006 the Company issued the President of the Company 16,611,111 shares of common stock valued at $ 352,986 for salary for the year 2006

Common stocks were issued to the President of the company in exchange for services. The stocks issued were recorded using the fair market value of the services provided. The officer is also reimbursed for expenses paid on behalf of the Company as needed. Also, see Note 2, Item F.


Commitments and Contingencies

Item 23. - Your comment is noted. The paragraph states:

Under the terms of the agreement, the sub-lessee pays the monthly lease of $ 5,400 per month for the duration of the lease plus an additional 60 equal monthly installments of $1,500 to the Company.

You will note the sub-lessee is paying the landlord directly the monthly amount of $ 5,400 plus paying the company an additional $ 1,500 per month for the first 60 months of the lease above and beyond the $ 5,400 to the landlord. This is also disclosed in Item 1. Business Development.


Development Cost

Item 24.-Your comment has been noted. The entire amount of $ 372,205 is payment to the ship design firm Strodga; thus it is categorized as independent ship design.


Subsequent Event

Item 25. and 26  Your comment is noted.  Please note the following:

        On September 24th, 2007 the Company filed an 8-K voiding the transaction as reported as a Subsequent event in the 10-KSB. The agreement has been voided and the subsequent event will be removed from the 10-KSB/A


Certification Pursuant to Securities Exchange Act

Item 27. Your comment is noted and please note the certification is amended as follow:

1. I, Joseph Cala have reviewed this annual report on Form 10-KSB of Cala Corporation

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a thru 14 and 15d thru 14) for the registrant and I have

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared

     b) evaluated the effectiveness of the registrants disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the Evaluation Date) and

     c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date

5. I have disclosed, based on our most recent evaluation, to the registrants auditors and the audit committee of registrants board of directors (or persons performing the equivalent function)

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants ability to record, process, summarize and report financial data and have identified for the registrants auditors any material weaknesses in internal controls and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants internal controls and

6. I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


     Date: July 31, 2007                      By: /s/ Joseph Cala


                                           Joseph Cala
                    Principal Executive Officer and Principal Financial Officer